September 14, 2018


Via E-mail
Liam J. Kelly
President and Chief Executive Officer
Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

       Re:    Teleflex Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
              File No. 1-05353

Dear Mr. Kelly:

        We refer you to our comment letter dated August 30, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance